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                                                                    EXHIBIT 11.1

                     RDM SPORTS GROUP, INC. AND SUBSIDIARIES

                 STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994
                      (in thousands except per share data)


                                                                          1996            1995              1994
                                                                       -----------------------------------------
Primary:
Weighted average common shares outstanding during year                   49,152           49,004          29,571
  Common shares issuable if all warrants had been converted
   at the date of issuance (1)                                              525               --           2,307

                                                                       -----------------------------------------
Average common shares outstanding for primary calculation                49,677           49,004          31,878
                                                                       =========================================

Fully Diluted:
  Weighted average common shares outstanding during year                 49,152           49,004          29,571
  Net common shares issuable on exercise of warrants (2)                    525               --           2,307

                                                                       -----------------------------------------
Average common shares outstanding for fully diluted                      49,677           49,004          31,878
calculation
                                                                       =========================================

Earnings:
Income (loss) before extraordinary item                                $  4,506         $(51,004)        $ 5,000

Extraordinary loss, net of tax                                            3,731               --              --
                                                                       -----------------------------------------
                                    Net earnings (loss)                $    775         $(51,004)        $ 5,000
                                                                       =========================================

Earnings (loss) per common share, primary and fully diluted:

                        Income (loss) before extraordinary item        $   0.09         $  (1.04)        $  0.16
                                 Extraordinary loss, net of tax           (0.07)              --              --
                                                                       -----------------------------------------
                                    Net earnings (loss)                $   0.02         $  (1.04)        $  0.16
                                                                       =========================================
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  Notes:

(1) Includes warrants, the exercise of which would result in dilution of earnings per share. Such warrants have been considered as exercised and the proceeds therefrom used to purchase common stock at the average market price during the period.

(2) Additional shares resulting from the application of the same principles described in Note (1) above except that the proceeds from assumed exercises were used to purchase Common Stock at the ending market price if that price was higher than the average market price during the period.